SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

News Release

CNH Announces Successful Pricing of Senior Notes Offering

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (July 29, 2003) CNH Global N.V. (NYSE:CNH) today announced the pricing of the private offering of senior notes issued by its subsidiary, Case New Holland Inc. at an annual fixed interest rate of 9.25%. The company limited the size of the offer to $750 million, due to recent developments in interest rates.

“We are pleased with the results of our offering,” CNH chief financial officer Michel Lecomte said. “With this transaction, CNH continues the overhaul of our financial structure with a significant improvement in our financial flexibility. Now, over 60% of our Equipment Operations net debt will mature in 2008 or beyond.”

The transaction is expected to close on August 1, 2003. The proceeds will be used to refinance debt maturing in 2003 and reduce short-term debt.

“Since June, 2002, through two debt exchanges with majority shareholder Fiat, and the issuance of new capital, we cut our Equipment Operations net debt by $3.5 billion,” Lecomte added. “Now we have established CNH’s direct access to the debt market, further increasing our financial strength.”

The senior notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A and Regulation S under the Securities Act. The senior notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Unless the senior notes are so registered, the notes may be offered and sold only in transactions that are exempt from the registration requirements of the Securities Act or the securities laws of any other jurisdiction.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the senior notes, nor will there be any sale of the senior notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the leader in light construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd., Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

July 29, 2003